As filed with the Securities and Exchange Commission on January 28, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)
Of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

EASTMAN KODAK COMPANY
(Name of Subject Company — Issuer)

EASTMAN KODAK COMPANY
(Name of Filing Person — Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $2.50 PER SHARE,
ISSUED UNDER THE EASTMAN KODAK COMPANY 1990 OMNIBUS LONG-TERM COMPENSATION
PLAN, THE EASTMAN KODAK COMPANY 1995 OMNIBUS LONG-TERM COMPENSATION PLAN, THE
KODAK STOCK OPTION PLAN, THE WAGE DIVIDEND PLAN AND THE 2000 OMNIBUS LONG-TERM
COMPENSATION PLAN
(Title of Class of Securities)

JOYCE P. HAAG
SECRETARY
LAURENCE L. HICKEY
ASSISTANT
SECRETARY
EASTMAN KODAK COMPANY
ROCHESTER, NEW YORK 14650 - 0218
TELEPHONE: 585-724-4368
FACSIMILE: 585-724-9549
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

COPIES TO:
Deborah McLean Quinn
Nixon Clinton Square, Suite 1300
Rochester, New York 14604
585-263-1307
Facsimile: 585-263-1600

2 CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/ /	Third-party tender offer subject to Rule 14d-1.
/X/	Issuer tender offer subject to Rule 13e-4.
/ /	Going-private transaction subject to Rule 13e-3.
/ /	Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER:       /   /

This Amendment No. 2 amends and supplements the Tender Offer Statement of Eastman Kodak Company (“Kodak”) on Schedule TO, filed with the Securities and Exchange Commission on January 18, 2002 (the “Tender Offer Statement”), relating to the offer by Kodak to exchange outstanding employee stock options to purchase common stock, par value $2.50 per share, issued under the Eastman Kodak Company 1990 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, the Kodak Stock Option Plan, the Wage Dividend Plan and the 2000 Omnibus Long-Term Compensation Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 28, 2002 and the Election Package (including the Election Form) filed therewith. An additional exhibit, the text of the Kodak Stock Option Exchange Web Site, is attached hereto as Exhibits 99.12.

Item 12. Exhibits.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibit 99.12 which is filed herewith.

Exhibit 99.12	(a)(1) Text of Stock Option Exchange Web Site

SIGNATURE After due inquiry and to the best of my knowledge and belief, I certify that the information in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: January 28, 2002	EASTMAN KODAK COMPANY By: /s/ Joyce P. Haag —————————————— Joyce P. Haag Secretary